May 9, 2008
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Brian Cascio

Re:	Broadcom Corporation Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”) and Form 10-Q for the quarter ended March 31, 2008 (the “Q1’08 Form 10-Q”) File No.: 000-23993
Ladies and Gentlemen:
     We are in receipt of your letter dated April 29, 2008 regarding your review of the above-referenced filings of Broadcom Corporation. We have set forth below our responses to the inquiries raised in your letter. The numbers before our responses correspond to the comments contained in your letter. For ease of reference, we have included the Staff’s comments in their entirety in bold and italicized text preceding each of our responses. We look forward to working with the Staff to enhance the overall disclosure in our future filings, pursuant to your comments.
Form 10-K for the fiscal year ended December 31, 2007
Critical Accounting Policies and Estimates, page 53
Note 1. Revenue Recognition, page F-6
1.	We note the discussion on pages 54 and F-7 that a portion of your sales are made through distributors under agreements allowing for pricing credits and/or rights of return. If the pricing credits or rights of return that you will grant to distributors in future periods could reasonably likely have a material impact on your results of operations, liquidity or capital resources, please revise MD&A in future filings to include (1) disclosure of the amounts of gross deferred revenues and gross deferred costs of sales presented in the deferred revenue caption of your balance sheet as of the end of each reported period and (2) a discussion of the impact of the pricing and return uncertainties on each reported period. Quantify and discuss the reason for any material impairments of deferred costs of sales. Your discussion could also include a roll-forward of your deferred income liability account, if material. Further, please discuss any trends noted over the reported periods. Refer to Item 303(a) of Regulation S-K.
     We acknowledge the Staff’s comments, however, we respectfully submit that we believe that such pricing credits and rights of return have not in the past and likely will not in the future have

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a material impact on our financial condition or results of operations. In accordance with Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements, and SAB No. 104, Revenue Recognition, we recognize product revenue only when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting receivable is reasonably assured. We do not recognize revenue until all of these criteria and all customer acceptance requirements have been met and no significant obligations remain. Because sales made through distributors are made under agreements providing for pricing credits and/or rights of return, the criteria in (iii) above and all customer acceptance requirements have not been met at the time of sale to the distributor, as we are unable to reasonably determine the final price of the inventory sold or the amount of inventory that could be returned to Broadcom pursuant to these agreements. As a result, we do not recognize any revenue from product sales made through these distributors until the distributors ship the products to their end customers and report those shipments to us.
     To further clarify, we do not record deferred revenue or deferred cost of revenue for sales made through distributors in our consolidated balance sheet. For a discussion of the items that comprise our deferred revenue at December 31, 2007, please see our response to your comment number 5 below.
     In the event that pricing credits or rights of returns granted to distributors in future periods could reasonably likely have a material impact on our results of operations, liquidity or capital resources, we will revise our disclosures in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) sections of our future filings.
2.	Also, tell us and revise your critical accounting policies and footnotes to your financial statements in future filings to clarify why you defer revenue to distributors until sale to the end-user. Please address your ability to estimate the impact of the rights granted in advance of sell through. For example, if true, you could disclose that you are unable to reasonably estimate the inventory that could be returned pursuant to these product return privileges. Likewise, if true, you could disclose that in light of the possible changes to the sales price resulting from price protection and price adjustment rights granted, and your inability to reasonably estimate possible changes, the sales price to your distributor is not fixed or determinable until the final sale to the end-user.
     As discussed above, sales to distributors are made under agreements providing for pricing credits and/or rights of return. We do not recognize revenue for sales made through distributors until the distributors ship the products to their customers because we are unable to reasonably estimate (i) the final price of the inventory sold due to the price adjustment rights granted to some distributors and/or (ii) the amount of inventory that could be returned pursuant to their product return privileges.
     In accordance with the Staff’s request, attached hereto as Exhibit A, are revised critical accounting policies and footnote disclosure related to our recognition of revenue from sales made through distributors that we plan to include in future filings. For your convenience, our

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edits to the relevant disclosures in the 2007 Form 10-K have been marked to show our proposed changes.
3.	In addition, please tell us and revise your critical accounting policies and footnotes to your financial statements in future filings to discuss the key terms of your pricing adjustments and product return rights, such as the time period during which a distributor can return the product or request a price adjustment and how these impact your accounting treatment. Please clearly disclose the pricing adjustments that you offer under your competitive pricing programs and rebates and your accounting treatment for each of these adjustments. Please also discuss whether returns or price adjustments are capped to a certain percentage of sales price or margins and whether any of your arrangements with distributors would allow or require you to grant price discounts below the cost of the product.
     As discussed above, revenue from product sales made through distributors is not recognized until the distributors ship the products to their customers. As such, pricing adjustments and product return rights do not impact our accounting during the period between when the products are shipped to the distributor and when they are shipped to the distributors’ respective end customers. In addition, there have been no instances in which we have granted price discounts to distributors resulting in sales prices below the cost of our products.
     Although not related to sales made through distributors, we do offer competitive pricing programs or rebates to some of our customers. We respectfully draw your attention to our disclosures on pages F-12 and F-17 of our 2007 Form 10-K related to those competitive pricing programs or rebates. We account for rebates in accordance with Emerging Issues Task Force (“EITF”) Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), and, accordingly, at the time of the sale we accrue 100% of the potential rebate as a reduction to revenue and do not apply a breakage factor. The amount of these reductions is based upon the terms included in our various rebate agreements. We reverse the accrual for unclaimed rebates amounts as specific rebate programs contractually end or when we believe unclaimed rebates are no longer subject to payment and will not be paid.
     In accordance with the Staff’s request, attached hereto as Exhibit A, are revised critical accounting policies and footnote disclosure related to our competitive pricing programs or rebates that we intend to include in future filings. For transparency, we plan to move the separate discussion on rebates from page F-12 of the 2007 Form 10-K into our general revenue recognition policy disclosure, which started on page F-6 of the 2007 Form 10-K. For your convenience, our edits to the relevant disclosures in the 2007 Form 10-K have been marked to show our proposed changes.

U. S. Securities and Exchange Commission
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4.	We refer to your discussion on page 54 that “additional reductions to revenue would result if actual product returns or pricing adjustments exceed our estimates.” Tell us whether you reduce your revenue recognized on your distributor sales (upon sale to end-user) for further pricing adjustments subsequent to sell-through to the end user. Please tell us how you concluded that your price is fixed and determinable at the time of revenue recognition.
     We do not reduce revenue recognized on sales made through distributors for further pricing adjustments subsequent to sell-through to the end user. We do not have to make such adjustments as we do not recognize revenue from sales through distributors until the distributors have reported to us that the product has sold through to an end customer and reports the actual price at which the products were sold. However, we provide an allowance for estimated product returns at the time of revenue recognition based upon projections calculated using our historical returns experience.
Consolidated Balance Sheet, page F-2
5.	In light of the fact that you are unable to estimate pricing credits and product returns you issue under arrangements with your distributors and, therefore, an unknown portion of the amount recorded as “deferred revenue” will never be recognized as revenue, please tell us how you concluded that “deferred revenue” is an appropriate title for the liability account. We note that Regulation S-X calls for financial statement caption titles that reflect the significance and the character of the items being presented. Please tell us, for example, whether you considered a title for the account such as “customer deposit, net of deferred inventory costs” or other such titles that better depict the nature of the liability. In addition, tell us where you have disclosed your accounting policies related to long-term deferred revenue.
     We respectfully submit that, as discussed above, we do not record deferred revenue in our consolidated balance sheet for sales made through distributors. The deferred revenue in the amount of $24.0 million recorded at December 31, 2007 related to three items: (i) multiple-element arrangements of $13.5 million, (ii) royalties of $8.2 million and (iii) other revenue arrangements of $2.3 million. We record deferred revenue when advance payments are received before performance obligations have been completed and/or services are performed.
     Pursuant to the Staff’s request, attached hereto as Exhibit A, are revised critical accounting policies and footnote disclosure related to deferred revenue that we intend to include in future filings. For your convenience, our edits to the relevant disclosures in the 2007 Form 10-K have been marked to show our proposed changes.

U. S. Securities and Exchange Commission
May 9, 2008

Exhibits 31.1 and 31.2
6.	We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-4(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of each certification should be revised so as not to include such individual’s title.
     We acknowledge the Staff’s request and in future filings we will remove the title of the certifying individuals at the beginning of the certifications required by Rule 13a-4(a) under the Securities Exchange Act of 1934, as amended.
Form 10-Q for the quarterly period ended March 31, 2008
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26
In-Process Research and Development, page 40
7.	For the in-process research and development charges recorded in the first quarter of 2008 please expand future filings to disclose the following for each project:
•	The nature of the projects acquired;

•	Amounts assigned to in-process research and development by technology or product and how these values were determined;

•	A description of the status of development for each project at the acquisition date;

•	A description of the nature and timing of remaining efforts for completion of each project, including the estimated costs and completion date; and

•	How periods subsequent to the acquisition have been affected by completion of the project and introduction of the technology.
     We acknowledge the Staff’s comments but believe that the ongoing project related to the in-process research and development charge recorded in the three months ended March 31, 2008 is immaterial to our overall operations. In the event that we acquire significant ongoing projects, we will include the requested information in our MD&A disclosure in future filings.
8.	As a related matter, future filings should include a discussion of the status of your efforts to complete significant projects, including a discussion of the impact of any delays, project revisions or terminations on expected investment return, results of operations and financial condition.
     We acknowledge the Staff’s comments but believe we do not have significant projects that require the requested information. In the event that we acquire significant ongoing projects, we will include the requested information regarding the efforts to complete those projects in our MD&A disclosure in future filings.

U. S. Securities and Exchange Commission
May 9, 2008

Exhibit 31
9.	We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-4(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of each certification should be revised so as not to include such individual’s title.
     We acknowledge the Staff’s request and in future filings we will remove the title of the certifying individuals at the beginning of the certifications required by Rule 13a-4(a) under the Securities Exchange Act of 1934, as amended.
* * * * *
     In addition, Broadcom hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing is responsive to your inquiry. If you have further questions or comments, please do not hesitate to contact the undersigned at (949) 926-5000

Sincerely,
/s/ Eric K. Brandt

Eric K. Brandt, Senior Vice President and Chief Financial Officer

cc:	Charles K. Ruck, Esq., Latham & Watkins LLP
cc:	Ronald R. Steger, KPMG LLP
cc:	Niki L. Krutop, Ernst & Young LLP

U. S. Securities and Exchange Commission
May 9, 2008

Exhibit A
Critical Accounting Policies — 2007 Form 10-K Disclosure
Net Revenue. We recognize product revenue when all of the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) our price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. These criteria are usually met at the time of product shipment. However, we do not recognize revenue until all customer acceptance requirements have been met and no significant obligations remain, when applicable. Customer purchase orders and/or contracts are generally used to determine the existence of an arrangement. Shipping documents and the completion of any customer acceptance requirements, when applicable, are used to verify product delivery or that services have been rendered. We assess whether a price is fixed or determinable based upon the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess the collectibility of our accounts receivable based primarily upon the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history.
For a limited number of arrangements that include multiple deliverables, such as sales of semiconductor products and services, we allocate revenue based on the relative fair values of the individual components. If there is no established fair value for an undelivered element, the arrangement is accounted for as a single unit of accounting, resulting in a deferral of revenue and costs for the delivered element until the undelivered element has been fulfilled. In the case that the undelivered element is a service, the revenue and costs applicable to both the delivered and undelivered elements are recorded ratably over the respective service period. If the undelivered element is essential to the functionality of the delivered element, no revenue or costs are recognized until the undelivered element is delivered.
A portion of our sales are made through distributors under agreements allowing for pricing credits and/or rights of return. Product revenue ~~on~~ from sales made through these distributors is not recognized until the distributors ship the product to their customers [Comment #2 Edit] These pricing credits and/or rights of return provisions prevent us from being able to reasonably estimate the final price of the inventory sold and the amount of inventory that could be returned pursuant to these agreements. As a result, the criteria listed in (iii) above and all customer acceptance requirements have not been met at the time we deliver products to our distributors. We also maintain inventory, or hubbing, arrangements with certain of our customers. Pursuant to these arrangements we deliver products to a customer or a designated third party warehouse based upon the customer’s projected needs, but do not recognize product revenue unless and until the customer reports that it has removed our product from the warehouse to incorporate into its end products. Historically we have had good visibility into customer requirements and shipments within a quarter. However, if a customer does not take our products under a hubbing arrangement in accordance with the schedule it originally provided to us, our future revenue stream could vary substantially from our forecasts and our results of operations could be materially and adversely affected. In addition, distributors and customers

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with hubbing arrangements provide us periodic data regarding the product, price, quantity, and the end customer when products are shipped to their customer as well as the quantities of our products they still have in stock. For specialized shipping terms we may rely on data provided by our freight forwarding providers. For our royalty revenue we rely on data provided by our customers. Any error in the data provided to us by customers, distributors or other third parties could lead to inaccurate reporting of our revenue, gross profit and net income.
[Comment #5 EDIT] We record deferred revenue when advance payments are received from customers before performance obligations have been completed and/or services are performed. Deferred revenue does not include amounts from shipments to distributors that the distributors have not yet sold our products through to the end customer.
Sales Returns, Pricing Adjustments and Allowance for Doubtful Accounts. We record reductions to revenue for estimated product returns and pricing adjustments, such as competitive pricing programs and rebates, in the same period that the related revenue is recorded. The amount of these reductions is based on historical sales returns, analysis of credit memo data, specific criteria included in rebate agreements, and other factors known at the time. We accrue 100% of potential rebates at the time of sale and do not apply a breakage factor. We reverse the accrual of unclaimed rebate amounts as specific rebate programs contractually end or when we believe unclaimed rebates are no longer subject to payment and will not be paid. Thus the reversal of unclaimed rebates may have a positive impact on our revenue, gross profit and net income in subsequent periods. Additional reductions to revenue would result if actual product returns or pricing adjustments exceed our estimates. We also maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. If the financial condition of any customer were to deteriorate, resulting in an impairment of its ability to make payments, additional allowances could be required.
Notes to Consolidated Financial Statements — 2007 Form 10-K Disclosure
Revenue Recognition
     Our net revenue is generated principally by sales of semiconductor products. We derive the remaining balance of net revenue predominantly from royalty revenue from a patent license agreement, software licenses, development agreements, support and maintenance agreements, data services and cancellation fees. The majority of our sales occur through the efforts of our direct sales force. The remaining balance of sales occurs through distributors.
     The following table presents details of our net revenue:

	Years Ended December 31,
	2007	2006	2005
Sales of semiconductor products	98.2%	99.4%	99.1%
Royalty and other	1.8	0.6	0.9

	100.0%	100.0%	100.0%

U. S. Securities and Exchange Commission
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	Years Ended December 31,
	2007	2006	2005
Sales made through direct sales force	85.0%	85.1%	84.4%
Sales made through distributors	15.0	14.9	15.6

	100.0%	100.0%	100.0%

     In accordance with SEC Staff Accounting Bulletin, or SAB, No. 101, Revenue Recognition in Financial Statements, or SAB 101, and SAB No. 104, Revenue Recognition, or SAB 104, we recognize product revenue when all of the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable, and (iv) collection of the resulting receivable is reasonably assured. These criteria are usually met at the time of product shipment. However, we do not recognize revenue until all customer acceptance requirements have been met and no significant obligations remain, when applicable. [Moved From Below] We record reductions to revenue for estimated product returns and pricing adjustments, such as competitive pricing programs or rebates, in the same period that the related revenue is recorded. The amount of these reductions is based on historical sales returns, analysis of credit memo data, specific criteria included in rebate agreements, and other factors known at the time.
     [Comment #3: Moved From F-12] We account for rebates in accordance with EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), and, accordingly, at the time of the sale we accrue 100% of the potential rebate as a reduction to revenue and do not apply a breakage factor. The amount of these reductions is based upon the terms included in our various rebate agreements. We reverse the accrual for unclaimed rebates amounts as specific rebate programs contractually end or when we believe unclaimed rebates are no longer subject to payment and will not be paid. [Added] See Note 2, Supplementary Financial Information, for a summary of activity related to accrued rebates.
     A portion of our sales are made through distributors under agreements allowing for pricing credits and/or rights of return. Product revenue ~~on~~ from sales made through these distributors is not recognized until the distributors ship the product to their customers [Comment #2 Edit] These pricing credits and/or rights of return provisions prevent us from being able to reasonably estimate the final price of the inventory sold and the amount of inventory that could be returned pursuant to these agreements. As a result, the criteria listed in (iii) above and all customer acceptance requirements have not been met at the time we deliver products to our distributors. [Moved To Above] ~~We record reductions to revenue for estimated product returns and pricing adjustments, such as competitive pricing programs and rebates, in the same period that the related revenue is recorded. The amount of these reductions is based on historical sales returns, analysis of credit memo data, specific criteria included in rebate agreements, and other factors known at the time.~~ We also maintain inventory (hubbing) arrangements with certain of our customers. Pursuant to these arrangements we deliver products to a customer or a designated third party warehouse based

U. S. Securities and Exchange Commission
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upon the customer’s projected needs, but do not recognize product revenue unless and until the customer reports that it has removed our product from the warehouse to incorporate into its end products.
     For a limited number of arrangements that include multiple deliverables, such as sales of semiconductor products and related services, we allocate revenue based on the relative fair values of the individual components as determined in accordance with Financial Accounting Standards Board, or FASB, Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, or EITF 00-21. If there is no established fair value for an undelivered element, the entire arrangement is accounted for as a single unit of accounting, resulting in a deferral of revenue and costs for the delivered element until the undelivered element has been fulfilled. In the case that the undelivered element is a service, the revenue and costs applicable to both the delivered and undelivered elements are recorded ratably over the respective service period. If the undelivered element is essential to the functionality of the delivered element, no revenue or costs are recognized until the undelivered element is delivered.
     In arrangements that include a combination of hardware and software products, where software is more than incidental and essential to the functionality of the product being sold, we follow the guidance in EITF Issue No. 03-5, Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software, and account for the entire arrangement as a sale of software and software-related items, and follow the revenue recognition criteria in accordance with the American Institute of Certified Public Accountants Statement of Position, or SOP, No. 97-2, Software Revenue Recognition, or SOP 97-2, and related interpretations.
     Revenue under development agreements is recognized when applicable contractual milestones have been met, including deliverables, and in any case, does not exceed the amount that would be recognized using the percentage-of-completion method in accordance with SOP No. 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The costs associated with development agreements are included in cost of revenue. Revenue from software licenses and maintenance agreements is recognized in accordance with the provisions of SOP 97-2 and related interpretations. Royalty revenue is recognized based upon reports received from licensees during the period, unless collectibility is not reasonably assured, in which case revenue is recognized when payment is received from the licensee. Revenue from cancellation fees is recognized when cash is received from the customer.
[Comment #5 EDIT] We record deferred revenue when advance payments are received from customers before performance obligations have been completed and/or services are performed. Deferred revenue does not include amounts from shipments to distributors that the distributors have not yet sold our products through to the end customer.